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SEC MAIL
RECEIVED
MAR 0 1 2006
WASH. D.C.
213
PROCESSING
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05_____AND ENDING_____12/31/05_____
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY
  Banc One Securities Corporation ████████████████████████████
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

 300 South Riverside
 _____
  (No. and Street)
              _____Chicago_____IL_____60606_____
                    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa L Warta_____(312) 954-1981_____
                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 PricewarterhouseCoopers LLP

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

        X Certified Public Accountant
           Public Accountant

        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Teresa L. Warta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc One Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Nothing to report.

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
  (c) Statement of Income (Loss).
  (d) Statement of Changes in Financial Condition.
  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  (g) Computation of Net Capital.
  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
  (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
  (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2005



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc One Securities Corporation:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banc One Securities Corporation and its subsidiary (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2006

1

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2005
(in thousands, except share data)

Assets

Cash and cash equivalents	$	245,537
Cash and securities segregated under federal and other regulations		30,093
Receivable from broker-dealers and clearing organizations		19,712
Receivable from customers		2,851
Securities owned, at market value		9,950
Receivable from affiliates and parent		12,631
Other receivables		6,331
Other assets		5,173
Total assets	$	332,278

Liabilities and Stockholder's Equity

Payable to broker-dealers	$	6,796
Payable to customers		1,358
Securities sold, not yet purchased, at market value		123
Payable to affiliates and parent		3,006
Accrued employee compensation and benefits		29,262
Current income taxes payable		15,558
Deferred income taxes payable		8,960
Accounts payable		2,032
Other liabilities		14,870
Total liabilities		81,965

Stockholder's equity:

Common stock (authorized, issued and outstanding 500 shares; no par value, $1 assigned value)		1
Additional paid-in capital		148,648
Retained earnings		101,664
Total stockholder's equity		250,313
Total liabilities and stockholder's equity	$	332,278

The accompanying notes are an integral part of this consolidated financial statement.

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

1. **Organization**

   This consolidated statement of financial condition includes the accounts of Banc One Securities Corporation ("BOSC") and its wholly owned subsidiary, Chase Investment Services Corporation ("CISC") (collectively the "Company"). BOSC is a wholly owned subsidiary of Banc One Capital Holdings Corporation ("BOHC"), which is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMC"). BOSC and CISC are broker-dealers registered with the Securities and Exchange Commission ("SEC") and are members of the National Association of Securities Dealers, Inc. ("NASD"). BOSC and CISC are also registered investment advisors under the Investment Advisers Act of 1940.

   The Company's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. BOSC and CISC are fully disclosed introducing brokers for retail brokerage products which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by the Company's clearing broker, National Financial Services LLC ("NFS").

   For the period from January 1, 2005 through June 30, 2005, CISC was a direct subsidiary of JPMC. The ownership of CISC was changed on July 1, 2005 through a corporate reorganization whereby the stock of CISC was contributed by JPMC to BOHC and subsequently to BOSC. On June 30, 2005, CISC returned to JPMC $20,000 in excess net capital. On July 11, 2005, in conjunction with the reorganization, CISC received from its parent a cash contribution of $110,000, representing substantially all of the net assets of BOSC.

   This reorganization was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 at historical cost and reflected in the financial statements as if it occurred as of January 1, 2005. The reorganization was executed to consolidate JPMC's retail brokerage customer accounts, registered representatives, and net assets under a single JPMC broker-dealer.

   BOSC expects to merge with JPMorgan Securities Inc. ("JPMSI"), an affiliated broker-dealer and wholly owned subsidiary of JPMC, in July 2006. All business currently conducted and cleared through BOSC's clearing broker, NFS will continue to be cleared by NFS post-merger.

2. **Summary of Significant Accounting Policies**

   Consolidation

   The consolidated statement of financial condition includes the accounts of BOSC and its subsidiary, CISC. All material intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates

   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents. Cash and cash equivalents includes a $184,890 investment in money market funds distributed by JPMorgan Distribution Services, Inc. ("JPMDS"), an affiliated entity.

Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Customers' securities transactions are recorded on a settlement date basis, with related commission revenue recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable/payable from/to broker-dealers and clearing organizations on the accompanying consolidated statement of financial condition.

Other Assets

Other assets primarily include prepaid assets as well as furniture, equipment and leasehold improvements. Furniture, equipment and leasehold improvements of $1,101 are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Upon the sale or disposition of furniture, equipment or leasehold improvements, related accumulated depreciation and amortization are removed from the account and any gain or loss is recognized.

Income Taxes

The Company uses the asset-and-liability method required by SFAS No. 109, "Accounting for Income Taxes," to recognize income taxes. The results of operations of the Company are included in the consolidated Federal and state income tax returns of JPMC. In addition, BOSC and CISC file income tax returns in various states on a separate return basis. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate returns. State and local taxes are provided on BOSC's and CISC's taxable income at the marginal income tax rate applicable to the combined or unitary group. Tax sharing agreements between JPMC and the Company allow for intercompany payments to or from JPMC for outstanding current income taxes and deferred tax assets or liabilities.

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

3. **Cash and Securities Segregated under Federal and Other Regulations**

    At December 31, 2005, the Company segregated cash of $5,001 and U.S. Treasury securities with a market value of $25,092 in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

4. **Securities Owned and Securities Sold, not yet Purchased**

    Securities owned and securities sold, not yet purchased, are recorded at market value. Market value is determined using readily available listed market prices. The market value and composition were as follows at December 31, 2005:

	Securities Owned		Securities Sold, not yet Purchased	
State and municipal securities	$	9,454	$	15
Other securities		496		108
	$	9,950	$	123

    Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

    Securities owned are primarily held by the Company's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. **Receivable From and Payable to Broker-Dealers and Clearing Organizations**

    The receivable from broker-dealers and clearing organizations primarily represents amounts due to the Company relating to commission and fee revenues, net of related clearing fees. These revenues and expenses primarily result from customer securities transactions introduced to and cleared by NFS on a trade date basis. The payable to broker-dealers represents amounts due to NFS for cash borrowings in firm trading and error accounts.

6. **Credit Risk, Guarantees and Indemnification**

    The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and NFS, the clearing broker has the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

    To minimize its risk, the Company, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

requirement is a good faith deposit from the customer related to their trading obligations. If necessary, the Company may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2005 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of NFS and all customers and counterparties with which it conducts business. FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

7. Related-Party Transactions

The Company from time to time may enter into transactions with other JPMC subsidiaries. The aggregate receivables and payables related to these transactions at December 31, 2005 were $12,631and $3,006, respectively. The Company also derives a portion of its revenue from affiliated entities, Chase Insurance Agency ("CIA") related to the sale of insurance annuities and Rule 12b-1 fees earned from mutual funds distributed through JPMDS.

The Company deposits certain cash balances with JPMorgan Chase Bank ("JPMCB"), a wholly owned subsidiary of JPMC. At December 31, 2005, such deposits amounted to $60,647.

8. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company employees may receive stock-based incentive compensation based on their performance and JPMC's consolidated operating results.

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

Pension and Other Postretirement Plans

The Company's employees participate in the JPMC U.S. qualified defined benefit pension plan which is noncontributory, and they may also participate in defined contribution plans sponsored by JPMCB. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirement for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of the Company. Pension expense as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis have been included in the 2005 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives

Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2005 Annual Report of JPMorgan Chase & Co. for further disclosure.

9. Income Taxes

The significant components of deferred tax assets and liabilities relate primarily to compensation, prepaid commissions and litigation expenses.

At December 31, 2005, the Company had a net deferred tax liability of $8,960. In addition, at December 31, 2005, it has an income tax payable to JPMC of $15,558.

10. Fair Value

Securities owned and securities sold, not yet purchased are carried at market value, which represents fair value. Management estimates that the aggregate fair value of other financial assets and liabilities recognized on the consolidated statement of financial condition approximates carrying value, due to their short-term nature.

11. Commitments and Contingencies

During 2005, the Company increased its litigation reserve by $7,252. While the outcome of litigation is inherently uncertain, the amount of the Company's litigation reserve at December 31, 2005 reflected management's assessment of the appropriate reserve level in light of all information known; the Company believes its litigation reserve at December 31, 2005, is adequate. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it and with respect to such litigation intends to

Banc One Securities Corporation and Subsidiary
(A Subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of the Company.

12. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and it has to purchase or sell the financial instrument underlying the contract at a loss.

13. Net Capital Requirements

BOSC and CISC are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934,) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

Net capital is calculated and reported on an unconsolidated basis, as BOSC does not guarantee the financial performance of its broker dealer subsidiary.

BOSC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, BOSC had net capital of $15,085, which was $14,697 in excess of its required net capital of $388. BOSC's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2005.

CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, CISC had net capital of $129,456, which was $123,355 in excess of its required net capital of $6,101. CISC's ratio of aggregate indebtedness to net capital was .71 to 1 at December 31, 2005.